EXHIBIT 4.7

Third Amendment to Loan And Security Agreement

This Third Amendment to Loan and Security Agreement (this “Third Amendment”) is made and entered into as of June 30, 2011, by and between Fifth Third Bank, an Ohio banking corporation, as successor by merger with Fifth Third Bank, a Michigan banking corporation, with an office located at 222 South Riverside Plaza, Chicago, Illinois 60606 (“Lender”), and Pulse Systems, LLC, a Delaware limited liability company, with its chief executive office located at 4090 Nelson Avenue, Suite J, Concord, California 94520 (“Borrower”).

W I T N E S S E T H:

Whereas, prior hereto, Lender provided certain loans, extensions of credit and other financial accommodations to Borrower pursuant to (a) that certain Loan and Security Agreement dated as of March 31, 2009, as amended by that certain First Amendment to Loan and Security Agreement dated as of September 23, 2009, and that certain Second Amendment to Loan and Security Agreement dated as of June 18, 2010, each by and between Lender and Borrower (the “Loan Agreement”), and (b) the other documents, agreements and instruments referenced in the Loan Agreement or executed and delivered pursuant thereto, including, without limitation, (i) that certain Revolving Note dated as of June 18, 2010, executed and delivered by Borrower to Lender in a maximum aggregate principal amount not to exceed $1,000,000, and (ii) the “2010 Term Note A” (hereinafter defined);

Whereas, Borrower desires Lender to, among other things, (a) provide an additional advance under Term Loan A, (b) extend the Revolving Loan Termination Date from June 30, 2011, to June 30, 2013, and (c) modify certain financial covenants (collectively the “Additional Financial Accommodations”); and

Whereas, Lender is willing to, provide the Additional Financial Accommodations, but solely on the terms and subject to the provisions set forth in this Third Amendment and the other agreements, documents and instruments referenced herein or executed and delivered pursuant hereto.

Now, Therefore, in consideration of the foregoing, the mutual promises and understandings of the parties hereto set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Lender and Borrower hereby agree as set forth in this Third Amendment.

I.           Definitions:

A.           Use of Defined Terms.  Except as expressly set forth in this Third Amendment, all terms which have an initial capital letter where not required by the rules of grammar are defined in the Loan Agreement.

B.           Amended Definitions.  Effective as of the date of this Third Amendment, the definitions of “Adjusted EBITDA”, “Adjusted LIBOR Rate”, “Fixed Charges”, “Index Rate Margin”, “LIBOR Rate Margin”, “Revolving Loan Termination Date”, “Revolving Note” and “Term Note A” set forth in Section 1 of the Loan Agreement are hereby amended by deleting such definitions in their entirety and substituting therefor the following, respectively:

“Adjusted EBITDA”: shall mean, for any period, (1) Consolidated Net Income for such period plus, (2) to the extent deducted in determining such Consolidated Net Income, the sum of (a) Interest Expense, (b) net income tax expense, (c) depreciation and amortization, and (d) non-cash equity compensation expense, plus (3) to the extent deducted in determining such Consolidated Net Income, non-recurring expenses incurred in connection with the Third Amendment to Loan Agreement which are borne by Borrower in an aggregate amount not to exceed $25,000.00 for all periods, plus (4) to the extent deducted in determining such Consolidated Net Income, non-recurring expenses incurred in connection with the Securities Purchase Agreement and the Second Amendment to Loan Agreement which are borne by Borrower in an aggregate amount not to exceed $200,000 for all periods; all as determined for Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP.

“Adjusted LIBOR Rate”: means, with respect to any LIBOR Loan for any Interest Period, the greater of (1) an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (a) the LIBOR Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate, or (2) one percent (1%) per annum.

“Fixed Charges”:  for any period, shall mean the sum of, without duplication, (1) cash payments in satisfaction of Interest Expense, plus (2) scheduled or required payments of principal on Indebtedness other than payments required by Section 3.1(C) below, plus (3) scheduled principal payments on Capital Leases, each as paid or payable for such period and all as determined for Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP, excluding, however, payments made pursuant to the Redemption Agreement.  Notwithstanding the foregoing, for each test date from September 30, 2011, through and including June 30, 2012, Fixed Charges shall be determined as follows: (a) scheduled or required payments of principal on Indebtedness consisting of the Liabilities shall be deemed $750,000; and (b) cash payments in satisfaction of accrued Interest Expense shall be determined by dividing Borrowers’ aggregate accrued Interest Expense (excluding interest which Borrowers are not permitted to pay as a result of the terms of the Subordination Agreement) for the “Test Period” (hereinafter defined) by the number of days in such Test Period and multiplying the result by 360.  “Test Period” shall mean the period beginning on July 1, 2011, and ending on the last day of the applicable Fixed Charge Coverage Ratio test period.”

Index Rate Margin”: shall mean (1) with respect to the Revolving Loan, three hundred fifty (350) basis points, and (2) with respect to Term Loan A, four hundred fifty (450) basis points.

“LIBOR Rate Margin”: shall mean (1) with respect to the Revolving Loan, five hundred fifty (550) basis points, and (2) with respect to Term Loan A, six hundred fifty (650) basis points.

“Revolving Loan Termination Date”:  shall mean June 30, 2013.

“Revolving Note”:  shall mean that certain Revolving Note dated as of June 30, 2011, executed and delivered by Borrower to Lender in a maximum aggregate principal amount not to exceed One Million and no/100 Dollars ($1,000,000.00), as amended, renewed, restated or replaced from time to time.

“Term Note A”: shall mean that certain Term Note A dated as of June 30, 2011, executed and delivered by Borrower to Lender in the principal amount of Three Million Seven Hundred Fifty Thousand and no/100 Dollars ($3,750,000.00), as amended, renewed or restated from time to time.”

C.           New Definitions.  Effective as of the date of this Third Amendment, Section 1 of the Loan Agreement is hereby amended by adding the following new definitions thereto in the appropriate alphabetical order:

“fiscal year”: shall mean each twelve (12) month accounting period of Borrower which ends on June 30th of each year.

“Material Obligor”: shall mean any Obligor which owns, directly or indirectly, in excess of one and one half percent (1.50%) of the Equity Interests of Borrower.

“Third Amendment to Loan Agreement”: shall mean that certain Third Amendment to Loan and Security Agreement dated as of June 30, 2011, by and between Lender and Borrower.

“UAHC Pledge Agreement”: shall mean that certain Membership Interest Pledge Agreement dated as of June 18, 2010, executed and delivered by United American Healthcare in favor of Lender, as amended or restated from time to time.

II.           Amendments.  Effective as of the date of this Third Amendment, the Loan Agreement is hereby amended as follows:

A.           Term Loan A.  Section 2.1(B) of the Loan Agreement is hereby amended by deleting Section 2.1(B) in its entirety and substituting therefor the following:

“(B)           Term Loan A.  Prior hereto, Lender provided a term loan to Borrower in the original principal amount of $7,000,000, which has a current principal balance as of June 30, 2011, of $2,921,875 (“Original Term Loan A”).  Provided that an Unmatured Event of Default or Event of Default does not exist and all of the conditions precedent in Section 10 of this Loan Agreement have been satisfied, Lender shall make an additional advance under Term Loan A in the principal amount of $828,125 (the “Additional Term Loan A Advance”).  Original Term Loan A, together with the Additional Term Loan A Advance (collectively “Term Loan A”), shall have a principal balance immediately after funding the Additional Term Loan A Advance of Three Million Seven Hundred Fifty Thousand and no/100 Dollars ($3,750,000.00) (“Term Loan A”).  Term Loan A shall be evidenced by and repaid in accordance with Term Note A and the terms of this Loan Agreement.  Term Note A is a renewal, amendment and substitution, and not a refinance, discharge or in satisfaction, of that certain Term Note A dated as of June 18, 2010, executed and delivered by Borrower to Lender in the original principal amount of Five Million and no/100 Dollars ($5,000,000.00) (the “2010 Term Note A”).  Notwithstanding anything contained in this Loan Agreement to the contrary, as long as no Event of Default exists under this Loan Agreement, the proceeds of the Additional Term Loan A Advance shall not be deemed to be utilized for any Excess Cash Flow payments under Section 3.1(C) and accordingly will be deemed available for Capital Expenditures that will be considered financed by Term Loan A.”

B.           Excess Cash Flow.  Section 3.1(C) of the Loan Agreement is hereby amended by deleting Section 3.1(C) in its entirety and substituting therefor the following:

“(C)           Excess Cash Flow.  In addition to the scheduled payments of principal required pursuant to Term Note A, within 7 days after the delivery by Borrower to Lender of audited fiscal year-end financial statements for each fiscal year of Borrower beginning with the fiscal year ending June 30, 2012, Borrower shall make a prepayment of Term Loan A until Term Loan A is paid in full, in an amount equal to 75% of Borrower’s Excess Cash Flow for such fiscal year.  Each such mandatory prepayment shall be without premium or penalty and shall be applied by Lender to the outstanding principal balance of Term Loan A in the inverse order of maturity.

C.           Constituent Documents/Fiscal Year End.  Section 9.3(M) of the Loan Agreement is hereby amended by deleting Section 9.3(M) in its entirety and substituting therefor the following:

“(M)           Constituent Documents/Fiscal Year End.  Amend or restate Borrower’s Constituent Documents in a manner adverse to Lender or change Borrower’s fiscal year-end from June 30; provided however, if Borrower modifies the Constituent Documents in a manner that is not adverse to Lender, it shall provide prior notice to Lender of such modifications.”

D.           Adjusted EBITDA.  Section 9.4(A) of the Loan Agreement is hereby amended by deleting Section 9.4(A) in its entirety and substituting therefor the following:

“(A)           Adjusted EBITDA.  Borrower’s Adjusted EBITDA, calculated on a trailing twelve (12) month basis as of the last day of each calendar quarter beginning with the calendar quarter ending June 30, 2011, shall not be less than $2,250,000.”

E.           Events of Default.  Section 11.1 of the Loan Agreement is hereby amended by deleting Section 11.1 in its entirety and substituting therefor the following:

“11.1           Events of Default.

The occurrence of any one of the following events shall constitute a default (an “Event of Default”) by Borrower under this Loan Agreement:

(A)           Borrower fails to fully and timely pay the Liabilities, when due and payable or declared due and payable, or the occurrence of an Out-of-Formula Event;

(B)           Borrower fails or neglects to perform, keep or observe any of the Covenants; provided however, Borrower shall have a period of thirty (30) days after the occurrence thereof to cure any failure or neglect to perform, keep or observe any of the Covenants set forth in subsections 9.2(E), (F), (G), (H), (L), (N), (O), (P) and (Q) of this Loan Agreement;

(C)           any representation, warranty, statement, report or certificate made or delivered by any Obligor, or any of such Obligor’s officers, members, managers, employees, or agents, to Lender is not true and correct in all material respects, whether made in this Loan Agreement, the Other Agreements or otherwise;

(D)           any assets of Borrower or any Material Obligor are attached, seized, subjected to a writ or distress warrant, or are levied upon, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors;

(E)           a petition under the United States Bankruptcy Code or any similar federal, state or local law, statute or regulation shall be filed by Borrower or any Material Obligor;

(F)           a petition under the United States Bankruptcy Code or any similar federal, state or local law, statute or regulation shall be filed against Borrower or any Material Obligor, which petition is granted or is not dismissed or discharged within sixty (60) days after filing;

(G)           Borrower or any Material Obligor shall make an assignment for the benefit of creditors, or an application is made by any Obligor for the appointment of a receiver, trustee, custodian or conservator for such Obligor or any of its assets;

(H)           an application is made against Borrower or any Material Obligor for the appointment of a receiver, trustee, custodian or conservator for Borrower or such Material Obligor or any of its assets, which application is not dismissed, discharged or revoked within sixty (60) days after being made;

(I)           any Obligor is enjoined, restrained or in any way prevented by court order from conducting any part of its business affairs;

(J)           a lawsuit or other proceeding is filed against Borrower or any Material Obligor claiming in the aggregate, more than Five Hundred Thousand and no/100 Dollars ($500,000) in damages, which lawsuit or other proceeding is not dismissed or discharged within sixty (60) days after being filed;

(K)           a notice of a lien, levy or assessment is filed of record with respect to any of the assets of Borrower or any Material Obligor by the United States of America or any department, agency or instrumentality thereof, or by any state, county, municipal or other governmental department, agency, or instrumentality, including without limitation, the Pension Benefit Guaranty Corporation;

(L)           Borrower defaults in the payment of any of its other obligations or liabilities which are in excess of $25,000.00, and such default is not cured within the time, if any, specified therefor or United American Healthcare defaults in the payment of any of its obligations or liabilities which are in excess of $100,000.00, and such default is not cured within the time, if any, specified therefor;

(M)           the occurrence of a breach, default or event of default under any agreement, instrument or document executed and delivered by any Person to Lender pursuant to which such Person has guaranteed to Lender the payment of all or any portion of the Liabilities or provided collateral to secure all or any portion of the Liabilities, or such Person terminates or purports to terminate its guaranty of the Liabilities to Lender;

(N)           a breach, default or event of default occurs under any of the Other Agreements, including, without limitation, the UAHC Pledge Agreement, after the expiration of applicable grace or cure periods;

(O)           there shall be entered against Borrower or United American Healthcare one or more judgments or decrees in excess of Twenty-Five Thousand and no/100 Dollars ($25,000.00) in the aggregate at any one time outstanding for Borrower or One Hundred Thousand and no/100 Dollars ($100,000.00) in the aggregate at any one time outstanding for United American Healthcare, excluding those judgments or decrees (i) that shall have been stayed, vacated or bonded, (ii) that shall have been outstanding less than 30 days from the entry thereof, or (iii) for and to the extent to which Borrower or United American Healthcare is insured and with respect to which the insurer specifically has assumed responsibility in writing;

(P)           The failure of United American Healthcare to own and have voting control of more than fifty-one percent (51%) of the outstanding Equity Interests of Borrower determined on a fully diluted basis;

(Q)           The failure of United American Healthcare to be actively and consistently involved in the management of Borrower;

(R)           Any change in the Borrower’s senior management from the senior management in place as of June 18, 2010, other than changes in senior management acceptable to Lender in its reasonable discretion;

(S)           Lender, in good faith, believes its prospect of payment or performance of the Liabilities or the Covenants is impaired.”

F.           Redemption.  Borrower hereby represents and warrants to Lender that Borrower has not at any time prior hereto redeemed any of Borrower’s preferred Equity Interests and shall not make any such redemptions after the date hereof except in accordance with the requirements of Section 9.3(L)(c) of the Loan Agreement.

III.           Conditions Precedent. Lender’s obligation to provide the Additional Financial Accommodations to Borrower is subject to the full and timely satisfaction of the following covenants prior to or contemporaneously with the making of the initial loan pursuant to this Third Amendment:

A.           Borrower executing and delivering, or causing to be executed and delivered to Lender, the following documents, each of which shall be in form and substance acceptable to Lender:

(i)           the Revolving Note;

(ii)           Term Note A;

(iii)           a Company General Certificate executed by the Secretary or Assistant Secretary of Borrower to Lender;

(iv)           a Reaffirmation of Pledge Agreement executed and delivered by United American Healthcare in favor of Lender; and

(v)           such other agreements, documents and instruments as Lender may reasonably request.

B.           No Event of Default or Unmatured Event of Default exists under the Loan Agreement, as amended by this Third Amendment, or the Other Agreements;

C.           No claims, litigation, arbitration proceedings or governmental proceedings not disclosed in writing to Lender prior to the date hereof shall be pending or known to be threatened against Borrower and no known material development not so disclosed shall have occurred in any claims, litigation, arbitration proceedings or governmental proceedings so disclosed which in the opinion of Lender is likely to materially or adversely affect the financial position or business of Borrower or the capability of Borrower to pay its obligations and liabilities to Lender; and

D.           There shall have been no material or adverse change in the business, financial condition or results of operations since the date of Borrower’s most recently delivered financial statements to Lender.

IV.           Conflict.  If, and to the extent, the terms and provisions of this Third Amendment contradict or conflict with the terms and provisions of the Loan Agreement, the terms and provisions of this Third Amendment shall govern and control; provided, however, to the extent the terms and provisions of this Third Amendment do not contradict or conflict with the terms and provisions of the Loan Agreement, the Loan Agreement, as amended by this Third Amendment, shall remain in and have its intended full force and effect, and Lender and Borrower hereby affirm, confirm and ratify the same.

V.           Severability. Wherever possible, each provision of this Third Amendment shall be interpreted in such manner as to be valid and enforceable under applicable law, but if any provision of this Third Amendment is held to be invalid or unenforceable by a court of competent jurisdiction, such provision shall be severed herefrom and such invalidity or unenforceability shall not affect any other provision of this Third Amendment, the balance of which shall remain in and have its intended full force and effect.  Provided, however, if such provision may be modified so as to be valid and enforceable as a matter of law, such provision shall be deemed to be modified so as to be valid and enforceable to the maximum extent permitted by law.

VI.           Reaffirmation.  Borrower hereby reaffirms and remakes all of its representations, warranties, covenants, duties, obligations and liabilities contained in the Loan Agreement, as amended hereby.

VII.           Fees, Costs and Expenses.

A.           Contemporaneously herewith, Borrower shall pay to Lender a fully-earned non-refundable loan fee in the amount of $15,000.

B.           Borrower agrees to pay, upon demand, all fees, costs and expenses of Lender, including, but not limited to, reasonable attorneys’ fees, in connection with the preparation, execution, delivery and administration of this Third Amendment and the other agreements, documents and instruments executed and delivered in connection herewith or pursuant hereto.

VIII.           Counterpart.  This Third Amendment may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  A facsimile or email transmitted executed counterpart to this Third Amendment and the other agreements, documents and instruments executed in connection herewith will be deemed an acceptable original for purposes of consummating this Third Amendment and such other agreements, documents and instruments; provided, however, Borrower shall be required to deliver to Lender original executed signature pages in substitution for said facsimile or email transmitted signature pages upon Lender’s request therefor.

IX.           Choice of Law.  This Third Amendment has been delivered and accepted in Chicago, Illinois, and shall be governed by and construed in accordance with the laws of the State of Illinois, regardless of the laws that might otherwise govern under applicable principles of conflicts of law as to all matters, including matters of validity, construction, effect, performance and remedies.

X.           Prior Notes.  The parties hereby acknowledge and agree that upon delivery of the Term Note A to Lender, the 2010 Term Note A shall automatically be cancelled without any additional action required by any party hereto.  The parties hereby acknowledge and agree that upon delivery of the Revolving Note, the 2010 Revolving Loan shall automatically be cancelled without any additional action required by any party hereto.

[signature page follows]

In Witness Whereof, Lender and Borrower have caused this Third Amendment to be executed and delivered by their duly authorized officers as of the date first set forth above.

Fifth Third Bank
Signature on file

John M. Fife
Signature on file